SEC 22007043

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
NOV 08 2022
Washington, DC

SEC FILE NUMBER
8-42071

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raymond James (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100-925 West Georgia Street
(No. and Street)

| Vancouver | BC | V6C 3L2 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Richard 604-654-1223
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 777 Dunsmuir Street | Vancouver | BC | V7Y 1K3 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Sandra Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James (USA) Ltd., as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

1RJ-015271 IRA FBO Marianne Marcus

Signature

CFO

Title

Alan Wong
Raymond James Ltd.
Legal Counsel

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RAYMOND JAMES (USA) LTD.

(A WHOLLY OWNED SUBSIDIARY OF RAYMOND JAMES LTD.)

**Statement of Financial Condition**
(Expressed in United States dollars)

For the year ended September 30, 2021

KPMG LLP
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada
Telephone (604) 691-3000
Fax (604) 691-3031

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors Raymond James (USA) Ltd.:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Raymond James (USA) Ltd. (the "Company") as of September 30, 2021, and the related notes (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2001.

KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
November 23, 2021

# RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Statement of Financial Condition
(Expressed in United States dollars)

As of September 30, 2021

| | 2021 |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 5,076,640 |
| Deposits in compliance with reserve requirements (note 4) | 3,178,917 |
| Client and broker receivables (note 6) | 30,684,612 |
| Due from related party (note 6) | 1,994,269 |
| Other assets | 29,183 |
| | $ 40,963,621 |
| **Liabilities and Stockholder's Equity** | |
| Client and broker payables (note 6) | $ 29,621,158 |
| Other accounts payable | 320,669 |
| | $ 29,941,827 |
| Stockholder's equity: | |
| Capital stock (note 5) | 1,045,000 |
| Retained earnings | 9,976,794 |
| | 11,021,794 |
| | $ 40,963,621 |

See accompanying notes to financial statements.

## 1. Operations:

Raymond James (USA) Ltd. (the Company) is incorporated under the Canada Business Corporations Act. The Company was previously incorporated under the laws of the State of New York, United States of America, then merged with a newly incorporated Arizona company for purposes of continuance as an existing corporation under the Canada Business Corporations Act on September 15, 2006. The Company is a wholly owned subsidiary of Raymond James Ltd., a Canadian registered investment dealer and member of Investment Industry Regulatory Organization of Canada (IIROC) and the Canadian Investor Protection Fund and a participating organization of the Toronto Stock Exchange, TSX Venture Exchange, and the Montreal Exchange.

The Company is a broker-dealer registered with the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation.

The Company is also a registered investment advisor with the SEC. While the Company accesses the Canadian securities markets, its clients are US and Canadian residents. The Company has an institutional business segment and its clients are US based institutions that wish to have access to the Canadian securities markets. This business is all delivery vs payment or receipt vs payment. The Company also has retail business that is private client-wealth management and uses US based Pershing LLC as its clearing broker on a fully disclosed basis. Segment information is presented in note 8.

## 2. Significant accounting policies:

(a) Financial statement presentation:

The financial statements are presented in accordance with accounting principles generally accepted in United States of America.

(b) Securities transactions:

The Company records its agency securities transactions on a trade date basis.

(c) Commission income:

Commission income is recorded when earned on a trade date basis.

(d) Income taxes:

The Company follows the asset and liability method in accounting for income taxes which requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in the Company's financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. As at September 30, 2021, the Company's tax basis in its assets and liabilities was equal to its financial statement basis amounts for such assets and liabilities.

**2. Significant accounting policies (continued):**

(e) Cash, restricted cash and cash equivalents:

Cash equivalents are investments that mature in 90 days or less, when acquired, and are readily convertible into known amounts of cash.

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restriction that limit the purpose for which the funds can be used. The Company considers deposits in compliance with reserve requirements to be restricted cash.

(f) Financial instruments:

The fair value of cash and cash equivalents, deposits in compliance with reserve requirements, client and broker receivables, due from related party, client and broker payables and other accounts payable approximate their fair value due to the short-term maturities of these instruments.

(g) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

The pandemic related to an outbreak of COVID-19 has added additional uncertainty to the assumptions used by management in setting estimates and judgements. Government and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. These actions affect both the interest rate and credit environment of financial markets. The duration and impact of COVID-19 is unknown at this time; as such, it is not reasonably possible to estimate the impact of the pandemic on the Company in future periods. While the pandemic is in effect, a higher level of uncertainty in respect to management's estimates and judgements is expected.

(h) Security transactions and related commission revenues and expenses:

Security transactions and related commission revenues and expenses are account for at a point in time on a trade date basis. Also included within commission revenues is revenue earned in relation to the supply of the Company's research which is recognized over time with the satisfaction of the performance obligation.

(i) Asset management fees:

Asset management and related fees relate to the discretionary and non-discretionary provision of portfolio advisory services to retail clients. Revenue is recognized over time with the satisfaction of the performance obligation.

(Tabular amounts expressed in United States dollars, unless otherwise indicated)

**3. Future Changes in Accounting Policies**

**Standards issued but not yet effective** -There are no standards issued, but which are not yet effective as of September 30, 2021, which may reasonably be expected to materially impact the Company's financial statements.

**4. Deposits in compliance with reserve requirements:**

The deposit of $3,178,917 cash at September 30, 2021 is held in compliance with reserve requirements. The minimum amount (which fluctuates) required to be held on deposit under the reserve computation as at September 30, 2021 is $6,073, and is restricted.

**5. Capital stock:**

| | 2021 |
|---|---|
| Authorized: | |
| 400 voting common shares without par value | |
| Issued: | |
| 400 common shares (2019 - 400) | $ 1,045,000 |

**6. Related party transactions:**

Pursuant to an agreement dated March 1, 2008, between the Company and its parent Raymond James Ltd. (RJL), all securities and cash settlements with institutional clients, accounting, record keeping and regulatory processing and reporting services are provided to the Company by RJL. In consideration for these services, RJL receives 50% of all gross commissions and other fees earned with respect to trades conducted for institutional clients of the Company. In addition, the Company is responsible for all direct expenses and is allocated operating expenses from RJL based on proportionate use. Fees are reviewed annually for reasonableness and consistent application.

During the year ended September 30, 2021, commissions and operating costs of $9,718,287 were paid to RJL. As at September 30, 2021, the Company has $1,994,269 receivable from RJL. In addition, client and broker payables include amounts due to RJL of $23,088,527.

**7. Net capital requirement:**

The Company is subject to the SEC uniform net capital rule which requires that the minimum net capital shall be the greater of $250,000 or 2% aggregate debit items pursuant to Rule 15c3-3. At September 30, 2021, the Company had net capital pursuant to Rule 15c3-1 of $8,998,302 which was $8,748,302 in excess of its net capital requirement of $250,000.

## 8. Segment Information:

The Company currently operates through two business segments: Private Client Group and Capital Markets. The business segments are determined based upon factors such as the services provided and the distribution channels served, and the financial results of the Company's segments are presented using the same policies as described in note 2. Segment results include charges allocating corporate overhead and benefits to each segment.

The Private Client Group segment includes the retail branches located throughout Canada. These branches provide securities brokerage services including the sale of equities, mutual funds and fixed income products to their individual clients. The branches also provide discretionary and non-discretionary portfolio advisory services. The Capital Markets segment includes institutional sales and trading in Canada to US resident institutions. We provide securities brokerage, trading and research services to institutions with an emphasis on the sale of US and Canadian equities and fixed income products.

Total assets by segment:

| | 2021 |
|---|---|
| Capital Markets | $39,923,497 |
| Private Client Group | 1,040,124 |
| | $40,963,621 |

## 9. Liabilities subordinated to the claims of general creditors:

As at and during the years ended September 30, 2021, the Company had no liabilities which were subordinated to the claims of general creditors.

## 10. Contingencies

The Company is subject to reviews and inspections by regulatory authorities. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities.

The Company cannot predict if, how or when such investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be.

A large number of factors contribute to this inherent unpredictability: the investigation is still on-going; the damages sought are unspecified, unsupported or uncertain; the Company has not engaged in settlement discussions; discovery is not complete; and there are significant facts in dispute.

The Company may contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial

**10. Contingencies (continued)**

services industry. There can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Subject to the foregoing, the Company believes, after consultation with legal counsel, that the outcome of the ongoing regulatory investigations will not have a material adverse effect on the Company's financial condition. The Company has not recorded a provision for ongoing regulatory investigations as it is not considered probable that an outflow of economic benefits will be required and a reliable estimate of the obligation, if any, cannot be made at this time.

**11. Subsequent events:**

Management has evaluated subsequent events through November 23, 2021, the date the financial statements were available to be issued. There were no subsequent events requiring adjustments to, or disclosures in, the financial statements.

# RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation of Net Capital Pursuant to SEC Rule 15c3-1 — Schedule I
(Expressed in United States dollars)

Year ended September 30, 2021

| | 2021 |
|---|---|
| Total capital: | |
| Total ownership equity | $11,021,794 |
| Deductions: | |
| Non-allowable assets: | |
| Due from related party | 1,994,269 |
| Other deductions | 29,223 |
| Total deductions | 2,023,492 |
| Net capital | $8,998,302 |
| Minimum net capital required | 250,000 |
| Excess net capital | $8,748,302 |

The 2021 computation does not differ materially from the regulatory computation filed on October 26, 2021 on the Focus Report Part II.

# RAYMOND JAMES (USA) LTD.

(A wholly owned subsidiary of Raymond James Ltd.)
Computation for Determination of Reserve Requirements and Information Related to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 — Schedule II
(Expressed in United States dollars)
(confidential)

Year ended September 30, 2021

As at September 30, 2021, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, the excess of total credits over total debits was $6,073. Therefore, the minimum reserve required under 15c3-3 as at September 30, 2021 is $6,073. As at September 30, 2021, the Company had $3,178,917 in cash on deposit in compliance with reserve requirements.

The 2021 computation does not differ materially from the regulatory computation filed on October 26, 2021 on the Focus Report Part II.

As at September 30, 2021 the Company is subject to the possession or control requirements pursuant to SEC Rule 15c3-3. Under Rule 15c3-3, as at September 30, 2021, the Company did not have any security positions required to be in possession or control, or required to be in possession or control that had not been reduced to possession or control in the proper time frame.